SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20 - State Registry (NIRE) 41300036535

CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

ANNUAL AND EXTRAORDINARY GENERAL MEETING

CONSOLIDATED NON-PRESENT SHAREHOLDERS VOTING MAP

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and trades energy, discloses, pursuant to CVM Resolution 81/22, hereby discloses the Final Voting Map that consolidates the votes cast by non-present shareholders as well as those cast by shareholders present at the Annual and Extraordinary General Meeting held on this date.

Curitiba, April 28, 2023

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For more information, please get in touch with the Company by email

acionistas@copel.com or call to 0800-412772

COMPANY	COMPANHIA PARANAENSE DE ENERGIA-COPEL
PROCESS NUMBER	5537
TYPE OF ASSEMBLY	AGM - ANNUAL GENERAL MEETING
MEETING DATE	04/28/2023

	TYPE OF RESOLUTION	APPROVE	REJECT	ABSTAIN	MULTIPLE VOTE	TOTAL

Annual Management Report, Balance Sheet and other financial statements for fiscal year 2022		918,116,011	180,228	24,442,943		942,739,182

Proposal for the allocation of the net income for the fiscal year 2022		937,620,367	17,153	5,101,660		942,739,180

Compensation of the Management, members of the Supervisory Board and members of Statutory Committees for fiscal year 2023		911,525,837	26,112,288	5,101,056		942,739,181

Election of the members of the Company’s Board of Directors - separate
	LUCIA MARIA MARTINS CASASANTA	39,305,048	-	252		39,305,300

Election of the members of the Company’s Board of Directors of the multiple vote distribution
	CARLOS BIEDERMANN - Appointed by the State of Paraná, major shareholder				907,563,890	907,563,890
	FERNANDO TADEU PEREZ - Appointed by the State of Paraná, major shareholder				907,560,254	907,560,254
	LUCIANA LAGES TITO - Appointed by BNDES Participações S.A. ("BNDESPar”), minority shareholder				907,559,345	907,559,345
	MARCEL MARTINS MALCZEWSKI - Appointed by the State of Paraná, major shareholder				907,559,345	907,559,345
	MARCO ANTÔNIO BARBOSA CANDIDO - Appointed by the State of Paraná, major shareholder				907,559,345	907,559,345
	MARCO ANTONIO BOLOGNA - Appointed by the State of Paraná, major shareholder				812,281,572	812,281,572
	LAURO ARCÂNGELO ZANOI - Appointed by Armildo Vendramin				-	-

Election of members of the Supervisory Board
	DEMÉTRIUS NICHELE MACEI - Sitting members / ROBERTO ZANINELLI COVELO TIZON - Suplente - Appointed by the State of Paraná	745,156,301	7,475	178,756,970		923,920,746
	HARRY FRANÇÓIA JÚNIOR - Sitting members / OTAMIR CÉSAR MARTINS - Suplente - Appointed by the State of Paraná	738,895,034	6,268,216	178,757,495		923,920,745
	JOSÉ PAULO DA SILVA FILHO - Sitting members / VERÔNICA PEIXOTO COELHO - Suplente - Appointed by the State of Paraná	745,154,737	8,002	178,758,005		923,920,744

Election of members of the Nomination and Evaluation Committee
	MARCOS LEANDRO PEREIRA / CLÁUDIO NOGAS - ON	791,141,023	28,621	15,346,075		806,515,719
	MARCOS LEANDRO PEREIRA / CLÁUDIO NOGAS - PN	398,056,384	114,484	165,440		398,336,308

Election of members of the Nomination and Evaluation Committee - Minority shareholder
	LAURO ARCÂNGELO ZANOL - Appointed by Armildo Vendramin - ON	-	-	-		-
	LAURO ARCÂNGELO ZANOL - Appointed by Armildo Vendramin - PN	7,000	-	-		7,000
	DURVAL JOSÉ SOLEDADE SANTOS - Appointed by BNDESPAR - ON	136,223,462	-	-		136,223,462
	DURVAL JOSÉ SOLEDADE SANTOS - Appointed by BNDESPAR - PN	530,948,248	-	-		530,948,248
	Abstain - ON	-	-	34,244,913		34,244,913
	Abstain - PN	-	-	123,809,372		123,809,372

Election of the members of the Board of Directors - Preferred
	MARIA CARMEM WESTERLUND MONTERA - Appointed by BNDES Participações S.A. ("BNDESPar”)	719,280,082	1,973,188	130,251,956		851,505,226

Election of the members of the Fiscal Council
	MARCO AURELIO SANTOS CARDOSO (Sitting members) / ALEXANDRE MACHADO DE SOUZA (suplente) -Appointed by BNDESPar	149,982,912	-	-		149,982,912
	AMIR GEORGE FRANCIS MATTA (Sitting members) / LAURO ARCÂNGELO ZANOL (suplente)	-	-	-		-
	Abstain	-	-	39,303,898		39,303,898

Election of the members of the Fiscal Council - Preferred
	EDUARDO RAMOS S. (. /. A. L. F. (. -. I. p. V. A. V. D. S.A., R. P. T. S. O. M. E. T. L. ROSANE	89,856,100	-	-		89,856,100
	LETICIA PEDERCINI ISSA (Sitting members) / EDUARDO NORDSKOG DUARTE (. -. I. p. H. V. l. T. e. C. e. LTDA	126,877,940	-	-		126,877,940
	VICTOR PINA DIAS (Sitting members) / MARCOS AURÉLIO DO NASCIMENTO DE LIMA (suplente) - Appointed by BNDESPar	524,646,248	-	-		524,646,248
	Abstain	-	-	40,242,172		40,242,172

Resolution on the compliance of the elected members of the Board of Directors with the independence criteria		895,224,445	27,096,955	20,417,781		942,739,181

(1)The number of shares will be multiplied, at the time of the meeting, by the number of seats to be filled by multiple vote.

COMPANY	COMPANHIA PARANAENSE DE ENERGIA-COPEL
PROCESS NUMBER	5478
TYPE OF ASSEMBLY	EGM - EXTRAORDINARY GENERAL MEETING
MEETING DATE	04/28/2023

TYPE OF RESOLUTION		APPROVE	REJECT	ABSTAIN	TOTAL

Proposal for approval of the annual financial limit applicable to the Indemnity Agreement for the year 2023		920,926,361	248,209	21,888,669	943,063,239

Proposal to reform and consolidate the Company's Bylaws, according to the changes detailed in the management proposal		782,081,133	158,080,982	5,111,124	945,273,239

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 28, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.